UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: May 1, 2018

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated May 1, 2018, entitled “Notice of Listing on The Stock Exchange of Hong Kong Limited”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of CNOOC Limited (the “Company”) or any of its subsidiaries (the “Securities”) in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. The Company is conducting a public offering of the securities as described herein in the United States pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-224357) filed with the United States Securities and Exchange Commission (the “SEC”) on 20 April 2018.

No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

CNOOC Finance (2015) U.S.A. LLC

(Formed in the State of Delaware) as Issuer

US$450,000,000 3.750% Guaranteed Notes due 2023

(Stock Code: 4479)

US$1,000,000,000 4.375% Guaranteed Notes due 2028

(Stock Code: 4478)

Unconditionally and irrevocably guaranteed by

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Joint Global Coordinators, Joint Lead Managers and Joint Bookrunners

(in alphabetical order)

Bank of China	Citigroup	Credit Suisse	Goldman Sachs (Asia) L.L.C.

HSBC	J.P. Morgan

Joint Lead Managers and Joint Bookrunners

(in alphabetical order)

ICBC International	Mizuho Securities	Natixis	Société Générale Corporate & Investment Banking

Applications have been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in US$450,000,000 aggregate principal amount of 3.750% guaranteed notes due 2023 (the “2023 Notes”) and US$1,000,000,000 aggregate principal amount of 4.375% guaranteed notes due 2028 (the “2028 Notes”, together with the 2023 Notes, the “Notes”) of CNOOC Finance (2015) U.S.A. LLC, guaranteed by the Company by way of debt issue to professional investors only as described in the prospectus dated 20 April 2018, the free writing prospectus dated 25 April 2018 and the prospectus supplement dated 25 April 2018, and such permission to deal in the Notes is expected to become effective on or about 3 May 2018.

Hong Kong, 1 May 2018

As at the date of this announcement, the sole member of CNOOC Finance (2015) U.S.A. LLC is:

Nexen Energy Holdings U.S.A. Inc.

As at the date of this announcement, the Board of the Company comprises:

Executive Directors	Independent Non-executive Directors
Yuan Guangyu Xu Keqiang	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
Yang Hua (Chairman) Liu Jian (Vice Chairman) Wang Dongjin